

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2014

<u>Via E-mail</u>
Turid M. Sørensen
Chief Financial Officer and Executive Vice President
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

  Re: **Nordic American Tankers Limited**
      Form 20-F for the Fiscal Year Ended December 31, 2013
      Filed April 4, 2014
      File No. 1-13944

Dear Ms. Sørensen:

  We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>From time to time, our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock, page 9.</u>

1. You indicate that vessels in your fleet called on ports in Sudan during 2013. As you know, Sudan is designated as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. economic sanctions and export controls. You do not describe your contacts with Sudan in the Form 20-F. Please provide us with information regarding your contacts with Sudan since your letter to us dated August 11, 2011. You should describe any goods, services or fees you have provided into Sudan, directly and indirectly, and any agreements, arrangements or other contacts you have had with the government of Sudan.

2. Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
Assistant Director
Division of Corporation Finance